Exhibit 12.1

STATEMENT RE COMPUTATION OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,		Year Ended December 31,
(In thousands, except ratios)	2012		2011		2010		2009		2008		2007
Ratio of Earnings to Fixed Charges
Earnings:
Income before income taxes	$100,922		$174,584		$79,252		$7,769		$56,564		$47,610
Add:
Amortization of capitalized interest	40		38		36		35		32		19
Fixed charges, net of capitalized interest	635		1,403		1,749		1,966		2,151		2,060

Income before income taxes and fixed charges, net	$101,597		$176,025		$81,037		$9,770		$58,747		$49,689

Fixed Charges:
Total interest expense	$468		$1,141		$1,508		$1,695		$1,669		$1,630
Capitalized interest	70		46		18		75		390		186
Interest factor in rents	167		262		241		271		482		430

Total fixed charges	$705		$1,449		$1,767		$2,041		$2,541		$2,246

Ratio of earnings to fixed charges	144.1	x	121.4	x	45.9	x	4.8	x	23.1	x	22.1	x